Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

EZ Debride, Inc.
5703 BLANCO RD STE 300
SAN ANTONIO, TX 78216
https://ezdebride.com/

Up to $1,234,999.22 in Common Stock at $0.91
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: EZ Debride, Inc.
Address: 5703 BLANCO RD STE 300, SAN ANTONIO, TX 78216
State of Incorporation: TX
Date Incorporated: October 10, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 136,264 shares of Common Stock
Offering Maximum: $1,234,999.22 | 1,357,142 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.91
Minimum Investment Amount (per investor): $499.59

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Bonus Shares: 10%

Valued connections and past colleagues of EZ Debride, Inc. you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ | Receive a 5% discount on the next purchase of EZ Debride, Inc.

Tier 2: Invest $1,000+ | 2% bonus shares + 5% discount on the next two purchases.

Tier 3: Invest $5,000+ | 5% bonus shares + Access to a webinar on "Advancements in Wound Care."

Tier 4: Invest $10,000+ | 7% bonus shares + Invitation to an exclusive annual EZ Debride, Inc. clinical seminar.

Tier 5: Invest $25,000+ | 10% bonus shares + Dinner with Dr. Derk to discuss future medical innovations (Travel and Lodging Not Included).

Tier 6: Invest $50,000+ | 15% bonus shares + Named sponsor of a training workshop for underserved regions.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

EZ Debride, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.91/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $91.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

EZ Debride, Inc. is a medical device company specializing in advanced wound care solutions, addressing one of the most critical challenges in the field: biofilm eradication. Founded by a surgeon, EZ Debride, Inc. is the inventor of a patented disposable sharp debridement tool designed to enable precise, controlled wound bed preparation. The device offers a breakthrough in clinical efficiency by minimizing pain, reducing procedural time by approximately 60%, and ensuring optimal conditions for wound healing. FDA-registered and backed by both utility and design patents, EZ Debride, Inc. delivers innovation that bridges the gap between traditional methods and modern wound care needs. With a proven ability to improve patient outcomes and expand the accessibility of effective debridement, the company is setting new standards in the $23.1 billion global wound care market.

EZ Debride, Inc. is a Texas-based C Corporation, incorporated on October 10, 2024, to specialize in advanced wound care solutions. The company owns the exclusive intellectual property (IP) rights for its flagship product, EZ Debride, an innovative wound care tool designed to improve patient outcomes and streamline clinical care.

The EZ Debride, Inc. product was originally developed and sold by MDM Wound Ventures, Inc. an entity focused on pioneering solutions in wound care. Over the past year, MDM Wound Ventures successfully launched and commercialized the EZ Debride, Inc. product, generating a year of sales and establishing a strong market foundation. Recognizing the significant growth potential of EZ Debride, In. MDM Wound Ventures made the strategic decision to spin off the product into a standalone corporation to allow for focused commercialization and growth.

Incorporated as an independent entity, EZ Debride, Inc. is dedicated to scaling the business, broadening its market reach, and advancing innovation in the wound care sector. As part of its growth strategy, the company is leveraging its proven product success and market validation to secure funding and expand operations.

Competitors and Industry

The global wound care market is currently valued at $23.1 billion, with the wound debridement segment accounting for $4.54 billion. The market is experiencing rapid growth due to increasing disease prevalence and advancements in medical technologies. However, the current reliance on traditional tools such as scalpels and curettes exposes a significant gap in clinician safety, patient comfort, and treatment efficiency. EZ Debride, Inc. uniquely addresses this gap with its innovative, disposable debridement tool, designed for precision, minimal pain, and cost-effectiveness.

Traditional wound care tools like scalpels, curettes, and forceps remain the primary competitors. These tools, while widely used, are associated with significant drawbacks, including excessive pain, risks to healthy tissue, and the need for advanced clinician expertise. Emerging competitors may include manufacturers of enzymatic debridement agents and ultrasonic devices. However, none combine the accessibility, efficacy, and affordability of EZ Debride, Inc. With its patented design and proven clinical success in achieving superior biofilm reduction, EZDebride, Inc. stands apart in offering a solution tailored to both clinician needs and patient well-being.

Current Stage and Roadmap

EZ Debride, Inc. has successfully transitioned from development to commercialization. The product has achieved FDA Class I registration and is covered under CPT codes for sharp debridement reimbursement. To date, the company has established over 70 strategic partnerships with leading healthcare systems, including the Mayo Clinic, the U.S. Department of Veterans Affairs, and the Department of Defense. Generating an average of $30,000 in monthly recurring revenue (MRR) with a 25% month-over-month growth trajectory, EZ Debride, Inc. is building momentum as a trusted solution provider in wound care.

Looking ahead, EZ Debride, Inc. aims to expand its reach by forging additional partnerships with global healthcare institutions and increasing its market penetration in underutilized regions. The company is also exploring enhancements to its product line, including next-generation debridement tools designed to address a wider range of wound care challenges. Plans for increased clinical studies and participation in key industry events will solidify its position as a leader in the wound care sector. Additionally, the company intends to leverage its IP portfolio to explore licensing opportunities and partnerships that broaden its technological impact.

The Team

Officers and Directors

Name: Jamie Hong

Jamie Hong's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, CEO, Principal Accounting Officer, and Board Member
  Dates of Service: October, 2024 - Present
  Responsibilities: Jamie Hong is the President and CEO of Ez Debride, Inc., a company dedicated to advancing wound care solutions through innovative technologies. Jamie oversees the strategic vision and daily operations, ensuring the company's mission to improve patient outcomes is achieved. With a focus on innovation and collaboration, Jamie drives initiatives that deliver value to healthcare providers and patients alike. Jamie receives a salary of $300,000 from the company.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: Chief Executive
  Dates of Service: August, 2022 - Present
  Responsibilities: Jamie Hong is the President and CEO of MDM Wound Ventures, Inc., a company dedicated to advancing wound care solutions through innovative technologies. Jamie oversees the strategic vision and daily operations, ensuring the company's mission to improve patient outcomes is achieved. With a focus on innovation and collaboration, Jamie drives initiatives that deliver value to healthcare providers and patients alike.

Name: Joseph Macom

Joseph Macom's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: General Counsel, Board Member
  Dates of Service: October, 2024 - Present
  Responsibilities: General Counsel and Corporate Secretary. Joseph accepts an annual salary of $144,000.00.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: General Counsel and Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: General Counsel and Corporate Secretary

Other business experience in the past three years:

- Employer: Macom Law Firm, PLLC
  Title: Attorney
  Dates of Service: May, 1998 - Present
  Responsibilities: Trial attorney and Corporate Counsel for both individual and commercial clients.

Name: George Atallah

George Atallah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board
  Dates of Service: October, 2024 - Present
  Responsibilities: George Atallah is the Chairman of EZ Debride, Inc., providing strategic oversight and guidance to the company's leadership team. As Chairman, George focuses on ensuring strong governance, aligning organizational goals, and supporting the long-term growth and success of the company. At this time George does not accept a salary.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: Chairman of the Board
  Dates of Service: December, 2022 - Present
  Responsibilities: George Atallah is the Chairman of the Board for MDM Wound Ventures, Inc., where he provides strategic leadership and oversight to ensure the company's vision and goals are achieved. In his role, George focuses on fostering strong governance, guiding decision-making, and supporting the long-term growth and success of the organization.

Other business experience in the past three years:

- Employer: Zena Properties LLC
  Title: Chairman of the Board
  Dates of Service: January, 2010 - Present
  Responsibilities: George Atallah is the Chairman of the Board for Zena Properties LLC, where he provides strategic leadership and oversight to ensure the company's vision and goals are achieved. In his role, George focuses on leadership and oversight to ensure the company's vision and goals are achieved. In his role,George focuses on fostering strong governance, guiding decision-making, and supporting the long-term growth and success of the organization.

Name: Saliba Atallah

Saliba Atallah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Staff
  Dates of Service: October, 2024 - Present
  Responsibilities: Saliba Atallah serves as Chief of Staff, where he identifies opportunities for operational improvements and ensures efficient workflows across the organization. He defines and monitors key performance indicators (KPIs) to align with strategic objectives, driving continuous improvement and measurable success. Saliba's leadership fosters collaboration and optimizes resources to support the company's goals effectively. Saliba accepts an annual salary of $60,000.00.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: Chief of Staff
  Dates of Service: August, 2022 - Present
  Responsibilities: Saliba Atallah serves as Chief of Staff, where he identifies opportunities for operational improvements and ensures efficient workflows across the organization. He defines and monitors key performance indicators (KPIs) to align with strategic objectives, driving continuous improvement and measurable success. Saliba's leadership fosters collaboration and optimizes resources to support the company's goals effectively.

Other business experience in the past three years:

- Employer: Zena Properties
  Title: Manager
  Dates of Service: June, 2022 - Present
  Responsibilities: aliba Atallah previously served as Manager for Zena Properties, where he oversaw a portfolio of properties and ensured cashflows were up to date. He brought a keen eye for operational improvements and a strong focus on maintaining financial accuracy to support the company's growth and success.

Other business experience in the past three years:

- Employer: Easy Expunctions
  Title: Project Manager
  Dates of Service: August, 2022 - April, 2023
  Responsibilities: A former Project Manager who oversaw the technological improvement of processes for customer success. He successfully enhanced operational efficiency, drove innovation, and ensured seamless execution to improve customer outcomes and satisfaction.

Name: Khaled Saffouri

Khaled Saffouri's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Revenue Officer
  Dates of Service: October, 2024 - Present
  Responsibilities: Khaled M. Saffouri serves as Chief Revenue Officer, where his primary focus is driving sales and growing revenues. With a strategic approach to business development and a commitment to maximizing profitability, Khaled leads initiatives to expand market reach and enhance the company's financial performance. Khaled receives an annual salary of $144,000.00.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: Chief Revenue Officer
  Dates of Service: April, 2023 - Present
  Responsibilities: Khaled M. Saffouri serves as Chief Revenue Officer, where his primary focus is driving sales and growing revenues. With a strategic approach to business development and a commitment to maximizing profitability, Khaled leads initiatives to expand market reach and enhance the company's financial performance.

Other business experience in the past three years:

- Employer: Digiboost Inc.
  Title: President & CEO
  Dates of Service: October, 2017 - Present
  Responsibilities: Khaled M. Saffouri is the President and CEO of Digiboost, Inc., a leading digital marketing, sales, and IT services company. Under his leadership, Digiboost delivers innovative solutions that help businesses enhance their online presence, streamline operations, and achieve sustainable growth. Khaled's strategic vision and dedication to excellence drive the company's success in a competitive industry.

Name: Francis Derk

Francis Derk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer and Board Member
  Dates of Service: October, 2024 - Present
  Responsibilities: Principle educator, speaker, and research investigator for all clinical related information and materials. Responsible for all clinical operations and adoption education, training, and research and development. Francis accepts an annual salary of $150,000.00.

Other business experience in the past three years:

- Employer: University of Texas at San Antonio
  Title: Clinical Adjunct professorship
  Dates of Service: December, 2024 - Present
  Responsibilities: Academic and Professional advancement of the Long School of Medicine at the University of Texas Health Science Center through teaching, training and the provision of mentorship for interns, residents, and fellows in the Department of Orthopedics/Podiatry. Responsibilities include CME and non-CME lectures and presentations, leadership training, and proctoring various workshops.

Other business experience in the past three years:

- Employer: MDM Wound Ventures, Inc.
  Title: Chief Medical Officer
  Dates of Service: December, 2022 - Present
  Responsibilities: Principle educator, speaker, and research investigator for all clinical related information and materials. Responsible for all clinical operations and adoption education, training, and research and development.

Other business experience in the past three years:

- Employer: Associated Foot and Ankle Specialists of San Antonio, Texas
  Title: Staff
  Dates of Service: November, 2018 - Present
  Responsibilities: Department of Orthopedics, University of Texas Health Science Center and staff physician. Associated Foot and Ankle Specialists: Responsibilities include administrative and clinical coverage in patient care including primary, sports medicine and wound care provision.

Other business experience in the past three years:

- Employer: United States Navy Active Reservist
  Title: CAPT: Medical Officer
  Dates of Service: March, 1996 - Present
  Responsibilities: CAPT, Medical Officer: responsibilities include Officer-in-Charge for VTU for a 15 personnel detachment for all medical, administrative, and career development leadership. Funeral Honors Detail: Supervisor for funeral honors detachments for South Texas and presentation of the colors to the next of kin.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $124,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now,

the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Ez Debride Inc was formed on 10/10/2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ez Debride Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand

for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-

quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
MDM Wound Ventures	44,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,357,142 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 44,000,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: Shares issued as part of the spinout of EZ Debride from MDM ventures
  Date: October 10, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was 0 compared to $38,405 in fiscal year 2023. YTD as of October 31, 2024 is $168,305

This increase is due to a larger customer base, which we believe to continue to grow in future years.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to$55,524 in fiscal year 2023.YTD as of October 31, 2024, $58,007.

This decrease of COGS percentage is due to freight expense for the beginning inventory. The inventory is valued at product cost only.

Gross Margins

Gross margins for fiscal year 2022 were $0. compared to $(17,118). YTD as of October 31, 2024, is$110,299.

The increase is a result of an increase in sales.

Expenses

Expenses for fiscal year 2022 were $0 compared to $1,306,178 in fiscal year 2023. YTD as of October 31, 2024 is $1,116,915.

The expenses such as Advertising , I.T. and FDA expenses were much higher the first year in order to get established.

Historical results and cash flows:

The Company is currently in the growth/scale stage. We have inventory for 2025, intellectual properties, 70+ customer base, supply-chain stabilized and all structuring required is complete. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we will be focused on revenue generation based on the 70+ existing customer base. Past cash was primarily generated through sale of the EZDebide to the existing customer base and funding from the founder. All expenses relating to this initiative will predominantly be due towards sales. Our sales are a reoccurring revenue. Our goal is to obtain 5 VIP clients and get them through well into adoption on the use of our device/services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2024, the Company has capital resources available in the form of [a line of credit for $500,000 USD from [ANB Bank].

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are [critical] to our company operations.

These funds are required to support [New Clinic Opening, Reimbursement registration, QTY 5 SMB & BDC Sales, R&D and scaling of the products and pivots and unforeseen advancements].

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, [0%] will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for two months assuming only using funds from the minimum of $124,000 raise. This is based on a current monthly burn rate of $65k for expenses related to [Salaries, inventory, R&D, Admin Expenses, Rent & etc)].

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate with maximum raise of $5 Million, for 76 months. This is based on a projected monthly burn rate of [$65k] for expenses related to [Salaries, inventory, R&D, Admin Expenses, Rent & etc].

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Line of Credit
  Amount Owed: $400,000.00
  Interest Rate: 7.75%
  Maturity Date: March 01, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $40,040,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use [20]% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  20.0%
  Company Employment: We will use [20]% of the funds to hire key personnel for daily operations, including the following roles: [SME & BDC]. Wages to be commensurate with training, experience and position.

- Working Capital
  42.5%
  Working Capital: We will use [42.5]% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

- StartEngine Deferred Fee
  12.0%
  StartEngine Deferred Fee

If we raise the over allotment amount of $1,234,999.22, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  30.0%
  We will use [30]% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use [10]% of the funds raised to purchase inventory for the Company's [EZDebride] in preparation of [expansion and/or launch of the product].

- Company Employment
  30.0%
  We will use [30]% of the funds to hire key personnel for daily operations, including the following roles: [SME & BDC]. Wages to be commensurate with training, experience and position.

- Working Capital
  24.5%
  We will use [24.5]% of the funds for working capital to cover expenses for the [initial launch, product expansion, etc.] as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ezdebride.com/ (https://mdmwoundventures.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ezdebride

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR EZ Debride, Inc.

[See attached]

EZ Debride, Inc. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Accountant's Compilation Report

As of inception – October 10th, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

ACCOUNTANT'S COMPILATION REPORT

To Management
EZ Debride, Inc.

Management is responsible for the accompanying financial statements of EZ Debride, Inc., which comprise the statement of financial position as of October 10, 2024, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Other Matter

Refer to the financial statement compilation of MDM Wound Ventures, Inc. (a Delaware Corporation), the parent company of EZ Debride, Inc., for additional details that are essential for a comprehensive understanding of these financial statements.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 4, 2024
Vincenzo Mongio

Statement of Financial Position

	As of October 10th, 2024 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

EZ Debride, Inc.
Notes to the Unaudited Statement of Financial Position
October 10th, 2024 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EZ Debride, Inc. ("the Company") was formed in Texas on October 10th, 2024. The Company is a subsidiary of MDM Wound Ventures, Inc. and plans to earn revenue with existing and future customers. Wound bed preparation is the foundation of wound care. The Company is focusing on the scaling of wound "sharp debridement" device called EZDebride. EZDebride is the only plastic sharp debridement device in the market with both utility and design patents, along with the FDA class I certification. The Company plans to continue scaling within 70+ existing companies that have passed the Value Analysis committees of our customers. The Company is headquartered in San Antonio, Texas and our device is manufactured in North Carolina, United States. The Company is following higher than the quality standard required, even Injection molding is done at the clean room.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None as of October 10th, 2024. See Note 7 – Subsequent Events disclosure for details of loan entered into after October 10th, 2024.

NOTE 6 – EQUITY

The Company has authorized 50,000,000 common shares with a par value of $1.00 per share. 40,000,000 shares were issued and outstanding as of October 10th, 2024. The Company will issue 5,000,000 shares to Start Engine during its crowdfunding campaign, with the remaining amount reserved for future equity-based compensation and equity perks.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 10th, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 4, 2024, the date these financial statements were available to be issued.

On November 4th, 2024, the Company entered into a loan agreement for which they received $500,000. The loan accrues interest at 7.75% and contains a maturity date on March 22nd, 2025.

On October 15th, 2024, the Company entered into a Commercial Lease Agreement that expires on October 14th, 2027 and requires monthly payments of $6,000. The Company has the option to renew the lease by giving written notice no less than 60 days prior to the expiration date with a lease extension expiring on October 14th, 2030. The lease required a security deposit of $3,000.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

MDM Wound Ventures, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Accountant's Compilation Report

Years ended December 31, 2022 & 2023



ACCOUNTANT'S COMPILATION REPORT

To Management
MDM Wound Ventures, Inc.

Management is responsible for the accompanying financial statements of MDM Wound Ventures, Inc., which comprise the statement of financial position as December 31, 2022 & 2023, and the related statement of operations, shareholders' equity, and statement of cash flows for the years ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Other Matter
Refer to the financial statement compilation of EZ Debride, Inc. (a Texas Corporation), a subsidiary of MDM Wound Ventures, Inc., for additional details that are essential for a comprehensive understanding of these financial statements.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 4, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	29,653	-
Accounts Receivable	4,235	-
Inventory	83,552	-
Total Current Assets	117,440	-
Non-current Assets		
Office Equipment, net of Accumulated Depreciation	6,280	-
Intangible Assets: Goodwill, Customer Lists, Patents, & Trademarks, net of Accumulated Amortization	3,721,970	-
Total Non-Current Assets	3,728,250	-
TOTAL ASSETS	3,845,691	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	382,869	-
Line of Credit	400,000	-
Other Payable	4,198	-
Total Current Liabilities	787,067	-
Non-Current Liabilities		
Notes Payable - Related Parties	4,391,333	-
Total Non-Current Liabilities	4,391,333	-
TOTAL LIABILITIES	5,178,400	-
EQUITY		
Accumulated Deficit	(1,332,709)	-
Total Equity	(1,332,709)	-
TOTAL LIABILITIES AND EQUITY	3,845,691	-

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 12/5/2022 (Inception)	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-
Ending Balance 12/31/2022	-	-	-	-	-
Net Income (Loss)	-	-	-	(1,332,709)	(1,332,709)
Ending Balance 12/31/2023	-	-	-	(1,332,709)	(1,332,709)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	38,405	-
Cost of Revenue	55,524	-
Gross Profit	(17,119)	-
Operating Expenses		
Advertising and Marketing	279,002	-
General and Administrative	688,388	-
Research and Development	4,765	-
Rent and Lease	34,167	-
Total Operating Expenses	1,006,322	-
Operating Income (loss)	(1,023,441)	-
Other Expense		
Interest Expense	309,268	-
Total Other Expense	309,268	-
Earnings Before Income Taxes	(1,332,709)	-
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,332,709)	-

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,332,709)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	387,067	-
Accrued Liabilities	400,000	-
Inventory	(83,552)	-
Accounts Receivable	(4,235)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	699,280	-
Net Cash provided by (used in) Operating Activities	(633,429)	-
INVESTING ACTIVITIES		
Office Equipment	(6,280)	-
Goodwill	(1,098,770)	-
Customer List	(474,210)	-
Patents & Copyrights	(2,148,445)	-
Net Cash provided by (used by) Investing Activities	(3,727,705)	-
FINANCING ACTIVITIES		
Proceeds from Notes Payable - Related Parties	4,391,333	-
Net Cash provided by (used in) Financing Activities	4,391,333	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	30,199	-
Cash at end of period	30,199	-

MDM Wound Ventures, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MDM Wound Ventures, Inc. ("the Company") was formed in Delaware on December 5th, 2022. The Company plans to earn revenue with existing and future customers. Wound bed preparation is the foundation of wound care. We are focusing on the scaling of wound "sharp debridement" device called EZDebride. EZDebride is the only plastic sharp debridement device in the market with both Utility and design patens, along with the FDA class I certification. The Company plans to continue scaling within 70+ existing companies that we've passed the Value Analysis committees of our customers. We are headquartered in San Antonio, Texas and our device is manufactured in North Carolina, United States. We are following higher than the quality standard required, even Injection molding is done at the clean room.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company provides support after the sale with training, adoption, and additional support to all their customers. The Company provides standard payment terms of 30 days.

Asset Purchase

The Company entered into an Asset Purchase Agreement on January 15th, 2022, for which they received all intellectual property, contracts, goodwill, and customer lists from a separate entity in exchange for $3,721,970. The Company did not assume any liabilities.

The following table summarizes the provisional purchase price allocation based on the estimated fair value of net assets acquired at the date of acquisition.

Assets:	
Customer List	474,212
Patents & Trademark	2,148,445
Goodwill	1,098,770
Other	543
Total Assets:	3,721,970
Liabilities and Equity:	
Total Liabilities and Equity:	-
Total Purchase Price	3,721,970

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of its identifiable net assets acquired. Goodwill is recognized as of the acquisition date and is not amortized but is subject to impairment testing at least annually or more frequently if events or circumstances indicate potential impairment. The Company performs its goodwill impairment tests on an annual basis, generally during the fourth quarter, or when events or changes in circumstances occur that suggest potential impairment. The Company determines goodwill impairment by comparing the fair value of the reporting unit to its carrying value, including goodwill. The fair value is estimated using various valuation techniques, including the income approach, market approach, or a combination of both, as appropriate. The Company considers market participant assumptions and estimates to determine the fair value of the reporting unit. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the excess amount. The impairment loss is measured as the difference between the carrying amount of goodwill and its implied fair value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of its assets and liabilities, including unrecognized intangible assets, in a hypothetical analysis similar to a purchase price allocation. Any remaining fair value after allocating to identified and unrecognized net assets is attributed to goodwill. The Company considers various factors in assessing potential impairment, including changes in the business environment, industry conditions, and the financial performance of the reporting unit. Additionally, the Company may consider qualitative factors such as adverse legal or regulatory developments, market conditions, and changes in the competitive landscape. When applicable, the Company performs a quantitative analysis to determine if it is more likely than not that the fair value of the reporting unit is less than its carrying amount, indicating a potential impairment. As of December 31ˢᵗ, 2023, the Company does not believe there are any indicators of other than temporary impairment.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Office Equipment	5	6,280	-	-	6,280
Grand Total	-	6,280	-	-	6,280

Inventory

The Company's inventory consists of finished goods and is valued at the lower of cost or market on the "first-in, first-out" (FIFO) basis. The Company's inventory had a total ending balance of $83,552 as of December 31, 2023.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into various loans of varying amounts with related parties totaling $4,391,333. The loans accrue interest at 8% annually and require a one-time balloon payment on or before January 1st, 2028.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Rent and Leases

The Company leased a commercial shopping center in 2023 requiring monthly payments of approximately $2,196. In 2024, the Company entered into a separate lease agreement for a property containing 2 offices. The lease commenced on October 1st, 2024 and expires on September 30th, 2027. The rent expense is $2,000 monthly and the agreement provides the option to renew for an additional 3 years.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

The Company entered into a Line of Credit Agreement for which they had a balance of $400,000 as of December 31st, 2023. The agreement contains an interest rate of 7.75% annually and has a maturity date in December of 2024.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$400,000
2025	-
2026	-
2027	-
2028	$4,391,333
Thereafter	-

NOTE 6 – EQUITY

As of December 31st, 2022, the Company had authorized 100,000,000 common shares with a par value of $0.01 per share. On June 2nd, 2023, the Company amended its articles of incorporation resulting in a reverse stock split. The Company had 10,000,000 common shares authorized with a par value of $0.001 per share. No shares of common shares were issued and outstanding as of December 31st, 2023.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 4, 2024, the date these financial statements were available to be issued.

On October 10th, 2024, EZ Debride, Inc., a subsidiary of the Company, was formed in Texas.

On November 4th, 2024, the Company's subsidiary entered into a loan agreement for which they received $500,000. The loan accrues interest at 7.75% and contains a maturity date in December of 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has recognized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Outlier in Procedural Efficacy

In wound care today, a major problem encountered is a form of malicious bacteria known as biofilm, which has not historically been addressed and has led to numerous complications, including pain, infection, chronicity, and, in severe cases, loss of limb or even life. EZ Debride, Inc. was invented by a surgeon, which allows focus specifically on biofilm and addresses accurate wound bed preparation–which is the first step foundationally in wound care debridement. With precise controlled depth sharp debridement, clinicians and surgeons now have the ability to overcome barriers in wound care. We believe EZ Debride, Inc represents a significant step forward in addressing longstanding challenges in wound care

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

EZ DEBRIDE
PRECISION HEALING,
MINIMAL PAIN.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$0.91 Per Share

MIN INVEST
$499.59

VALUATION
$40.04M

REASONS TO INVEST

- Patient/Clinician friendly: Minimizes pain and bleeding, saving about 60% in clinical time. Expands use across specialties, allowing more clinicians to treat more patients effectively.

 FDA Registered, Patent-Backed, Reimbursement: FDA Class 1 instrument. Utility/design patents with strong regulatory and IP foundations. Reimbursable under CPT codes for sharp debridement.

 Broad Relationships and Recognition: With over 70+healthcare systems globally EZ Debride, Inc. has been used by notable healthcare organizations such as Mayo Clinic, Indian Health Reservations, U.S. Department of Veteran Affairs, the U.S. Military and prominent Universities: Mayo Clinic College of Medicine and Science (MCCMS) and The University of Texas.

TEAM



Jamie Hong • President, CEO, Board Member

With 25+ years of diverse industry experience, including executive positions at Novartis and Merck, he excels in operational excellence, change management, and business development. He is also a sought after leader, in Ernst & Young, whose expertise benefited top FORTUNE100 companies.

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Francis Derk • Chief Medical Officer and Board Member

Dr. Francis Derk, Doctor of Podiatric Medicine and Surgery. DABPM, FACPM CAPT United States Navy: Medical Officer. Inventor and Co-Founder: MDM Wound Ventures and EZDebride. Chief Medical Officer at MDM Wound Ventures (Retired) Chief of Podiatric Medicine at South Texas Veterans Health Care System; (Retired) Assistant Clinical Professor at the University of Texas Health Science Center, (Active) Adjunct Clinical Professor at the Department of Orthopedics and Podiatric Surgery in University Texas Health Science Center; Dr. Derk has extensive military command experience, including 25+ years with foot and ankle surgery, expeditionary medicine, orthopedics, and sports medicine.

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Joseph Macom • General Counsel, Board Member



With 25+ years as a trial attorney and Chief Legal Officer of MDM Wound Ventures, he ensures legal strategies and operational efficiency. His expertise spans contract negotiation, regulatory compliance, and risk management.

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George Atallah • Chairman of the Board

A Texas based real estate industrialist with heavy background in commercial and residential real estate with an extensive portfolio. He operates and invests in Medical Devices, IoT, Technology, Farming, Restaurants, CPG, Oil and Gas businesses more specifically in SWD Facilities to help provides Total Water Management Solutions to Oil and Gas Operators.

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Saliba Atallah • Chief of Staff

With a background in Agriculture, Tech, and Real Estate, he specializes in process modeling, six sigma, and project planning. As Chief of Staff at MDM Wound Ventures, he drives efficiency and fosters collaboration.

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Khaled M. Saffouri • Chief Revenue Officer

Khaled is a sales leader with a passion for high-growth and cutting-edge technologies. He builds and leads successful sales teams, leveraging his expertise to drive results. With a BA in Economics, he brings a strong foundation to his role.

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THE PROBLEM & OUR SOLUTION

A Precise Solution for Faster, Safer Healing

Wound care has transcended into multiple disciplines in medicine today and is becoming more apparent and alarming, with an increase in disease states and comorbidities worldwide. Once upon a time, the appearance of a diabetic foot ulcer or wound was a predictor of the contralateral or opposite limb undergoing a similar problem. However, today it serves as a prognostication of mortality. Principles in wound care have, for the most part, remained the same: clean the surface of the wound, eliminate the bacteria, and provide a topical agent. However, with a greater modern and more appreciable understanding of how wounds heal, we are much better equipped scientifically and clinically to enhance better and faster outcomes. It begins at the very surface of the wound with a procedure known as wound debridement; removing devitalized, dead, and/or infected tissue from the wound surface. Without debridement, the wound bed can and will harbor harmful bacteria known as Biofilm, which will prolong the wound state even to the point of making antibiotics ineffective. A prolonged or chronic wound is just the beginning: there are also complications including pain, excessive cost, loss of limb and also life.

There are several forms of topical wound bed debridement available; including gels, topical agents, and bandages which remove the bad tissue and bacteria from the wound surface. The problem is that the potent bacteria, or Biofilm, and its network promulgates throughout the wound bed and below, making it an extreme challenge in treatment with the aforementioned products. That is why the golden standard in wound bed preparation is sharp debridement. Sharp debridement allows for adequate removal of the Biofilm and dead tissue at the surface and below more effectively, at a lower cost. However, several major fallbacks of the instruments used for sharp debridement, the scalpel and the curette, have persisted. That is where the EZ Debride, Inc's story begins.

In wound care, effective healing depends on thoroughly removing damaged or infected tissue, yet traditional debridement tools often cause pain, require specialized skills, and can compromise healthy tissue. EZ Debride, Inc. is designed to address these challenges by offering safe, precise, and minimally painful wound bed preparation.

Made from high-density plastic, EZ Debride Inc's innovative structure is engineered to allow clinicians across specialties to perform controlled, uniform debridement with minimal risk to healthy tissue. This innovative tool simplifies the debridement process, making it accessible beyond surgical settings. EZ Debride, Inc. is engineered to support improved patient outcomes and clinician efficiency, aiming to make wound care more accessible.



KEY FEATURES

Minimal Pain with Maximum Precision
Clinician-tested: rated 0.6/10 on the pain scale.

Reduces Cost & Time, Increases Safety
Ergonomic design supports efficiency and workplace safety.

10-Minute Training for Rapid Adoption
Easy-to-learn, effective for all healthcare providers.

EZ Debride, Inc. represents a new approach to wound care, supported by clinical studies and ongoing research. EZ Debride, Inc. is designed for effective and safe wound management, enabling precise, gentle removal of necrotic tissue to support the healing process while emphasizing patient comfort.

Executive summary



EZDebride

- **Total Category Reduction = 2.3**
- **Post Debridement = 0.3**
- **100% below GRADE 1**

    DFU (21)
    VLU (6)
    Pressure (5)
    Trauma (4)
    Burn (2)
    Necrotizing cellulitis (1)
    Neuropathic non-diabetic (1)



Traditional

- **Total Category Reduction = 0.6**
- **Post Debridement = 1.1**
- **100% above GRADE 1**

    Diabetic neuropathic (15)
    Venous (10)
    Arterial (2)
    Pressure (7)
    Trauma (2)
    Other Neuropathic (3)
    post-operative (1)





For grading system information please see: Wu YF, Lin YC, Yang HW, Cheng NC, Cheng CM. Point-of-Care Wound Blotting with Alcian Blue Grading versus Fluorescence Imaging for Biofilm Detection and Predicting 90-Day Healing Outcomes. Biomedicines. 2022 May 22;10(5):1200. doi: 10.3390/biomedicines10051200. PMID: 35625936; PMCID: PMC9138671.

The above graphics demonstrate a study comparing traditional instruments used in wound care (scalpels and curettes) versus the EZ Debride, Inc. Wound Instrument. The objective of the study was to determine how much biofilm was removed with scalpels/curettes vs the EZ Debride, Inc. instrument in a large cohort of 80 patients.

A wound grading system was also utilized:

Grade 0: no biofilm *ideal for the next steps in wound healing

Grade 1: minimal biofilm (wounds heal under 90 days) * ideal for the next steps in wound healing

Grade 2: moderate biofilm (wounds heal greater than 90 days) *complications in wound healing

Grade 3: excessive biofilm (wounds healing occurs beyond 6 months) *complications in wound healing

Results:

Following debridement, In a clinical study, EZ Debride, Inc. patients typically achieved a level of less than Grade 1, supporting its effectiveness in promoting wound healing. However, all patients who were debrided with a scalpel and or curette resulted in a Grade 2 wound, indicating non-optimal conditions for affected wound healing. In a clinical study, EZ Debride, Inc. demonstrated an 87% reduction in biofilm, compared to 35% with traditional methods.

THE MARKET & OUR TRACTION

Tackling the Wound Care Market Gap: Precision, Comfort, and Accessibility

EZ Debride, Inc. operates in the global wound care market, valued at $23.1 billion[1], with a specific focus on the wound debridement segment, estimated at $4.54 billion[2]. Traditional debridement tools like scalpels, curettes, and forceps have long been the standard, yet they often cause significant discomfort and are difficult for many clinicians to wield precisely.

EZ Debride, Inc fills a gap as a unique, disposable, and easy-to-use sharp debridement tool, designed specifically for wound bed preparation. As the wound care market grows, with heightened emphasis on patient comfort, efficient treatment, and clinician safety, we believe EZ Debride, Inc. is well-positioned to address this demand with innovative debridement solutions.

Building Momentum: Industry Recognition & Strategic Partnerships

To date, EZ Debride, Inc. has secured 70+ partnerships with reputable healthcare systems worldwide, including the Mayo Clinic Health System, Methodist Health Systems, the Department of Veterans Affairs (VA), Indian Health Services (IHS), and the Department of Defense (DoD). The device his registered as an FDA Class I device, indicating compliance with regulatory requirements, and protected by utility and design patents.

EZ Debride, Inc. has been highlighted at prestigious events such as the Mayo Clinic Wound Symposium and has appeared in esteemed publications like the *Journal of Wound Care*. With an average of ~$30,000 monthly recurring revenue (MRR) this demonstrates growth trends averaging up to 25% MoM historically, though future performance may vary. We believe these achievements position EZ Debride, Inc. as one of the "blockbuster" solutions, positioning EZ Debride, Inc. as a potential game-changer in wound care, subject to market conditions

Trusted by Leading Health Systems Globally
Partnered with 70+ organizations, including
Mayo Clinic and the VA.

Patented, FDA-Registered Innovation
Precise, pain-minimizing technology
for faster, cleaner wound healing.

Targeting the

$4.54B

Wound Debridement Market



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ABOUT

HEADQUARTERS
5703 BLANCO RD STE 300
SAN ANTONIO, TX 78216

WEBSITE
View Site ↗

In wound care today, a major problem encountered is a form of malicious bacteria known as biofilm, which has not historically been addressed and has led to numerous complications, including pain, infection, chronicity, and, in severe cases, loss of limb or even life. EZ Debride, Inc. was invented by a surgeon, which allows focus specifically on biofilm and addresses accurate wound bed preparation–which is the first step foundationally in wound care debridement. With precise controlled depth sharp debridement, clinicians and surgeons now have the ability to overcome barriers in wound care. We believe EZ Debride, Inc represents a significant step forward in addressing longstanding challenges in wound care

TERMS

Ez Debride

Overview

PRICE PER SHARE
$0.91

VALUATION
$40.04M

DEADLINE ⓘ
Mar. 12, 2025 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.59

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.22

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
136,263

MAX NUMBER OF SHARES OFFERED
1,357,142

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$3,845,691	$0
Cash & Cash Equivalents	$29,653	$0
Accounts Receivable	$4,235	$0
Short-Term Debt	$787,067	$0
Long-Term Debt	$4,391,333	$0
Revenue & Sales	$38,405	$0
Costs of Goods Sold	$0	$55,524
Taxes Paid	$0	$0
Net Income	-$1,332,709	$0

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

Bonus Shares: 10%

Valued connections and past colleagues of EZ Debride, Inc. you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 15% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 20% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 25% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $500+ | Receive a 5% discount on the next purchase of EZ Debride, Inc.

Tier 2: Invest $1,000+ | 2% bonus shares + 5% discount on the next two purchases.

Tier 3: Invest $5,000+ | 5% bonus shares + Access to a webinar on "Advancements in Wound Care."

Tier 4: Invest $10,000+ | 7% bonus shares + Invitation to an exclusive annual EZ Debride, Inc. clinical seminar.

Tier 5: Invest $25,000+ | 10% bonus shares + Dinner with Dr. Derk to discuss future medical innovations (Travel and Lodging Not Included).

Tier 6: Invest $50,000+ | 15% bonus shares + Named sponsor of a training workshop for underserved regions.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

EZ Debride, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.91/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $91.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ︿

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.